Exhibit 99.2

PRESS RELEASE

Immatics Announces Pricing of $150 Million Public Offering

Houston, Texas and Tuebingen, Germany, October 10, 2024 – Immatics N.V. (NASDAQ: IMTX, “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell-redirecting cancer immunotherapies, announced today the pricing of its previously announced underwritten public offering of 16,250,000 ordinary shares at a public offering price of $9.25 per share. The gross proceeds from the offering, before deducting the underwriting discount and offering expenses, are expected to be approximately $150 million. The offering is expected to close on October 15, 2024, subject to customary closing conditions. In addition, Immatics has granted the underwriters a 30-day option to purchase up to 2,437,500 additional shares at the public offering price, less the underwriting discount.

Jefferies, BofA Securities and Leerink Partners are acting as joint book-running managers for the offering.

A registration statement relating to the securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and became effective upon filing on October 10, 2024. The offering is being made only by means of a prospectus supplement and accompanying prospectus. When available, copies of the final prospectus supplement and the accompanying prospectus relating to the offering may be obtained free of charge from

•	Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, telephone: (877) 821-7388, email: Prospectus_Department@Jefferies.com;

•	BofA Securities, Attention: Prospectus Department, NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, telephone: (800) 294-1322, email: dg.prospectus_requests@bofa.com;

•	Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, telephone: (800) 808-7525, ext. 6105, email: syndicate@leerink.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

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About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements, including statements regarding the securities offering. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in filings with the SEC. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements.

For more information, please contact:

Media
Trophic Communications
Phone: +49 171 3512733
immatics@trophic.eu

Immatics N.V.
Jordan Silverstein
Head of Strategy
Phone: +1 346 319-3325
InvestorRelations@immatics.com

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